Exhibit 10.39

Privileged & Confidential

July 12, 2017
Mr. Alessandro Bogliolo
Via Cappelli 7
35123 Padova
Italy

Dear Alessandro,
We are pleased to extend you an offer to join Tiffany and Company, a New York corporation (“Tiffany” or the “Company”) and to confirm the terms of your employment in this letter. Tiffany is a wholly owned subsidiary of Tiffany & Co., a Delaware corporation (along with any successor to its business and/or assets by operation of law or otherwise, “Parent”). If you accept this offer, subject to its terms, you will be employed by Tiffany and you will be an executive officer of both Tiffany and Parent.

Title:	Chief Executive Officer.
Duties:
All authorities, duties and responsibilities associated with the office of the Chief Executive Officer in accordance with the by-laws of the Company, and as may reasonably be assigned to you by the Board of Directors of the Company or Parent.

Reporting:	The Board of Directors of the Company and Parent.
Location:	Your primary work location will be the Company’s headquarters in New York, New York, subject to business travel as reasonably required to perform your duties.
Commencement Date:
As soon as possible, but no later than October 2, 2017 (provided that the Work Authorization (as defined below) has been obtained by such date). If the Work Authorization has not been obtained by October 2, 2017, then such date shall be extended to a date that is ten (10) business days following the date the Work Authorization has been obtained, but, in no event, later than the Offer Termination Date (as defined below). The term “Commencement Date” refers to the date you actually begin employment with Tiffany or its affiliates. For the avoidance of doubt, if the Work Authorization has been obtained, but you fail to commence employment with Tiffany or its affiliates, as applicable, on or before October 2, 2017 or any subsequent date permitted by the immediately preceding sentence, then this offer will immediately cease to be outstanding, and this letter shall have no further force or effect.

Base Salary:
Salary at a gross annualized rate of $1,350,000, payable in periodic installments in accordance with the Company’s customary payroll practices. The Company may in its sole discretion increase (but not decrease) this rate, but has no obligation to do so.

Expenses:
The Company will pay, or reimburse you for, all reasonable expenses incurred by you in connection with the performance of your services under this letter, in accordance with the Company’s policies concerning expenses and expense reimbursement, as in effect from time to time. Notwithstanding the foregoing and for the avoidance of doubt, all expenses related to or arising out of the relocation of you and your family to New York, New York in connection with your employment hereunder shall be covered in full by the Relocation Payment (as defined below), and all expenses related to or arising in respect of tax consultation services and legal representation for you and your family in connection with your employment hereunder shall be as set forth under the section of this letter entitled “Other Expenses.”

Annual Incentive Award:
You will be eligible to receive an annual incentive award under the Tiffany & Co. 2014 Employee Incentive Plan (such plan, or any successor plan or additional plan approved by Parent’s shareholders, the “Incentive Plan”). For Fiscal 2017, you will be eligible for a pro-rata cash bonus for your actual period of service during the Fiscal Year; your target annual cash incentive award will be 150% of your base salary, and the maximum annual cash incentive award will be 300% of your base salary.
Annual incentive awards, including any award for Fiscal 2017, are subject to the terms and conditions of the Incentive Plan and any Cash Incentive Award Agreement entered into pursuant to the Incentive Plan (the current form of which is attached as Exhibit A). As set forth in that agreement, the amount actually paid in connection with an annual incentive award may be greater or less than the target, and may be $0. Annual incentive awards are paid, if at all, on the basis of Fiscal Year performance within sixty (60) days after financial results have been determined and publicly announced for the relevant Fiscal Year (and, as such, are generally paid by the end of April of the year following such Fiscal Year).

The terms of the Incentive Plan and the Cash Incentive Award Agreement or any other terms and conditions adopted under and in accordance with the terms of the Incentive Plan will control with respect to the annual incentive awards described in this letter; for the avoidance of doubt, the target annual cash incentive award percentage and maximum annual cash incentive award for Fiscal 2017 shall be as set forth in this letter. The Incentive Plan and such terms and conditions are subject to change and may be modified at any time and from time to time.

As used in this letter, “Fiscal” and “Fiscal Year” refers to February 1 of the year in question through January 31 of the following year.
Special Sign-On Equity Awards:
At the regularly scheduled meeting of the Compensation Committee of the Parent’s Board of Directors (the “Committee”) to be held in January 2018, you will be granted (provided you are employed at the time of grant) the following one-time sign-on equity awards (collectively, the “Sign-On Equity Awards”):

Special Sign-On Stock Option Grant:
(i) A stock option award to purchase shares of the Parent’s common stock (“Common Stock”). The per-share value of the shares of Common Stock subject to such award will be determined by the Black-Scholes pricing model, as approved by the Committee; on this basis, the total grant date value of the shares of Common Stock underlying the recommended award will be equal to $1,400,000 (such dollar amount, the “Sign-On Stock Option Award Value”).  The option exercise price will be the Grant Date Market Price (as defined below). The stock options will vest over three years in equal installments on the applicable anniversaries of the Commencement Date, subject to the terms attached as Exhibit B, which will be controlling in all respects.

“Grant Date Market Price” means a per-share value of the Common Stock determined by Parent’s Corporate Secretary as the higher of (i) the simple arithmetic mean of the high and low sale price of such stock on the New York Stock Exchange on the grant date or (ii) the closing price on such Exchange on the grant date.

Special Sign-On Restricted Stock Unit Grant:
(ii) An award of restricted stock units with respect to the Common Stock, with an aggregate value on the grant date of $1,400,000 (such dollar amount, together with the Sign-On Stock Option Award Value, the “Sign-On Equity Award Value”) based on the Grant Date Market Price. The restricted stock units will vest over three years in equal installments on the applicable anniversaries of the Commencement Date, subject to the terms attached as Exhibit C, which will be controlling in all respects.

Special Sign-On Bonus:
You will receive a one-time payment of $2,800,000, to be paid within twenty (20) days of January 1, 2018 (the “Sign-On Bonus”), provided you are employed at the time of payment. Payment of the Sign-On Bonus will be subject to your execution of the Conditional Sign-On Bonus Acknowledgment and Agreement attached hereto as Exhibit D, which will be controlling in all respects, providing for recoupment by Tiffany of the Sign-On Bonus as follows, should you resign without Good Reason, or be terminated with Cause (as those terms are defined in Exhibit D), before the second anniversary of the Commencement Date:

	If you resign without Good Reason or are terminated With Cause before:	Then Tiffany will be entitled to recoup following portion of the Sign-On Bonus:
	First Anniversary of the Commencement Date	50% of the Sign-On Bonus
	Second Anniversary of the Commencement Date	25% of the Sign-On Bonus

Long Term Incentive Award:
Under the current practice of the Committee, which practice is subject to change without notice in the Committee’s sole discretion, long term equity incentive awards are granted to continuing members of senior management at the Committee’s regularly scheduled January meeting. Under that current practice, the total target value of long term equity incentive awards is based on a percentage of base salary, to be determined by the Committee in its sole discretion. The total target value of your long term equity incentive awards for Fiscal 2018 has been established at 500% of your base salary.

The Committee’s current practice (which is subject to change without notice in the Committee’s sole discretion) with respect to the chief executive officer position as well as any executive vice president position is to award half of the total target value of long term equity incentive awards as stock options (valued by using the Black-Scholes pricing model) that vest 25% (on each of the succeeding four anniversaries of the grant date) for each year of continuing employment, and half as performance-based restricted stock units that vest following a three-year performance period (the amount of units, if any, that vest being contingent on Parent’s performance relative to certain performance metrics established by the Committee).

Stock options, performance-based restricted stock units and other long term equity incentive awards (including the Special Sign-On Stock Option Grant and the Special Sign-On Restricted Stock Unit Grant described above) are subject to the Incentive Plan, the applicable awards agreements under the Incentive Plan, and the terms and conditions adopted by the Committee thereunder, which shall be controlling. The Incentive Plan and such terms and conditions may be modified at any time and from time to time, in the sole discretion of the Committee.

Retention Agreement:
As an executive officer of the Company, you will become a party to a Retention Agreement that provides for severance benefits under certain circumstances following a Change in Control (as defined in the Retention Agreement). The Retention Agreement is attached as Exhibit E, which will be controlling in all respects.

Severance:
In the event that the Commencement Date has occurred but your employment is terminated prior to the third (3rd) anniversary of the Commencement Date either (i) by the Company without “Cause” or (ii) by you for “Good Reason” (as such terms are defined in the Non-Competition and Confidentiality Covenants attached as Exhibit G), then upon the effective date of termination (the “Termination Date”), subject to the provisions of this section, you shall be entitled to the following severance rights and benefits:
1. A lump sum severance payment equal to twenty-four (24) months of base salary (as in effect on the Termination Date), payable no later than the 60th day after the Termination Date or, if such day is not a business day, the next succeeding business day (the “Payment Date”);
2. Payment of a prorated portion of the annual incentive award for the Fiscal Year in which the termination occurs (the “Pending Year”), calculated by multiplying (1) the quotient obtained by dividing the number of days you were employed during the Pending Year by the total number of days in the full Pending Year, by (2) the annual incentive award that would have been payable to you for the Pending Year if the Termination Date had not occurred, based on actual performance as determined by the Committee in accordance with the terms of the Incentive Plan, the grants made thereunder and the Cash Incentive Award. Such payment, if any, will be made to you in the year following the Pending Year, on or before April 30 of such following year, at the same time that annual incentive payments, if any, are made to Parent’s other executive officers;
3. Payment of (i) the Sign-On Bonus, if such Sign-On Bonus has not been paid prior to the Termination Date, (ii) a lump-sum payment equal to two-thirds of the Sign-On Equity Award Value, if the Sign-On Equity Awards have not been granted prior to the Termination Date, and (iii) the Relocation Payment, if the Relocation has occurred, but the Relocation Payment has not been paid prior to the Termination Date, in each case payable on the Payment Date;
4. Payment of any earned but unpaid annual incentive award under the Incentive Plan and Cash Incentive Awards as of the Termination Date for any Fiscal Year completed prior to the Termination Date, payable on or before April 30 of the Pending Year at the same time that annual incentive payments, if any, for such prior Fiscal Year are made to Parent’s other executive officers;

5. Reimbursement for the cost of continued health care coverage available to you under Company-sponsored medical plans, pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985 (commonly known as “COBRA”) for you and your covered dependents for a period ending on the earlier of (i) 18 months or (ii) the date on which you commence receiving health care coverage from a new employer (such reimbursement to be made promptly following delivery to the Company of proof of payment of such costs by Executive); and
6. Notwithstanding any provision of any grant of equity then outstanding, the Committee shall take such action as necessary to amend the terms of any equity awards outstanding on your Termination Date to provide for the following: (i) continued vesting of all unvested stock options outstanding as of the Termination Date that would have vested during the 24-month period following the Termination Date (should the Termination Date not have occurred), and you shall have until twelve months from the vesting date to exercise any such stock option; (ii) continued vesting of all time-vesting restricted stock units outstanding as of the Termination Date that would have vested during the 24-month period following the Termination Date (should the Termination Date not have occurred); and (iii) continued vesting of all performance-based restricted stock units outstanding as of the Termination Date, with the number of units to be vested, if any, calculated by multiplying (1) the quotient obtained by dividing the number of days you were employed during the applicable performance period by the aggregate number of days in the full performance period, by (2) the number of units that would have vested for such performance period if the Termination Date had not occurred, based on actual performance, as determined by the Committee in accordance with the terms of the Incentive Plan and the terms of the applicable performance-based restricted stock unit grant, such vesting to be determined and effected at the same time and on the same basis as performance-based restricted stock units for other executives.
All of your severance rights and benefits described in this section will be subject to, and expressly conditioned upon, (1) your execution and non-revocation of a release of employment related claims (including claims in respect of the Age Discrimination in Employment Act of 1967) substantially in the form attached hereto as Exhibit K (the “Release”) no later than the 50th day following the Termination Date, and (2) your execution and honoring of a post-employment cooperation covenant, a non-disparagement covenant and certain restrictive covenants (non-competition, non-solicitation, no-hire and confidentiality covenants) (the “Restrictive Covenants” and, together with the cooperation and non-disparagement covenants, the “Covenants”). The Release and the Covenants will be set forth in an agreement (the “Separation Agreement”) to be executed by you, Parent and the Company, with the Restrictive Covenants being consistent in all material respects with those in the Non-Competition and Confidentiality Covenants attached as Exhibit G, except that such Restrictive Covenants will apply for a two-year period following your Termination Date (other than the confidentiality covenant, which shall apply indefinitely). Any revocation of the Release or any material breach (as reasonably determined by the Company in good faith, based on the advice of outside counsel to the Company) of such Separation Agreement will result in a forfeiture of all rights to receive or retain any severance benefits provided under this letter, and such forfeiture and recoupment provisions will be set forth in the Separation Agreement.
Notwithstanding paragraph 9 of the Company’s Dispute Resolution Agreement (as referenced below), in the event that you assert a claim or cause of action, whether in arbitration or otherwise, against the Company alleging a breach by the Company of its obligation to pay the amounts set forth in paragraphs one through five of this section, or to take the necessary action to amend the terms of your then-outstanding equity as set forth in paragraph six of this section, and it is determined by one or more duly appointed arbitrators or a court of competent jurisdiction, as applicable, that the Company did in fact breach such obligation in violation of the terms of this letter agreement, you shall be entitled to recover from the Company the reasonable fees, costs and expenses (including without limitation court or arbitration costs and reasonable legal fees and expenses) you incurred in connection with such claim or cause of action; if, however, such arbitrator(s) or court determines that the Company did not in fact breach such obligation in violation of the terms of this letter agreement, the Company shall be entitled to recover from you the reasonable fees, costs and expenses (including without limitation court or arbitration costs and reasonable legal fees and expenses) that it incurred in connection with such claim or cause of action.

In the event that your employment is terminated on or after the third (3rd) anniversary of the Commencement Date, the foregoing severance provisions shall not apply, and any severance benefits to which you may become entitled will be determined pursuant to Parent’s Board of Director’s severance guidelines for its senior executives, as and to the extent in effect on the Termination Date.
Notwithstanding any of the foregoing provisions of this section, if you are terminated on or following the occurrence of a Change in Control (as defined in the Retention Agreement), and the Retention Agreement is then in effect, the applicability of the Restrictive Covenants and any severance benefits to which you may become entitled will be governed instead by the terms of the Retention Agreement.

Share Ownership Policy:	As an executive officer of Parent you will be subject to the Share Ownership Policy adopted by the Parent’s Board of Directors, the current version of which is attached as Exhibit F.

Covenants:
As a condition of your receipt of equity incentive awards and, if applicable, benefits under certain retirement plans, you will be required to sign Non-Competition and Confidentiality Covenants in a form approved by the Committee. The current form of the Covenants is attached as Exhibit G.
Should you breach your obligations under the Non-Competition and Confidentiality Covenants, you will immediately forfeit and lose all rights under any equity award and, if applicable, retirement benefits, whether or not such equity award or retirement benefits will have vested, and all such awards and benefits will thereupon become null and void.

Conditional Offer:
This is a conditional offer and is subject to your successful completion of the following background investigations, to the extent permitted by applicable law: employment and professional references, credit check, drug screen (for current use of illegal or unauthorized drugs), criminal conviction check, education verification (if applicable), and driver’s license history (if applicable). This offer also is contingent on your satisfactory completion of a Conflict of Interest questionnaire (attached as Exhibit H) and your written representation that you are not contractually obligated to any other employer, or subject to any covenants against competition or similar covenants, which would affect the full performance of your employment with Tiffany. In addition, by accepting this offer, you acknowledge and agree that you have provided all employment-related agreements to which you are party (and that are currently in effect or have any provisions that continue to apply to you or Parent following the termination of your employment) for Parent’s review.

Employment-at-will:
Your employment is “At Will.” At Will employment means that you can resign at any time, with or without notice; and Tiffany can terminate your employment at any time, with or without notice, for any reason permitted by applicable law or for no reason (subject to the provisions under the section entitled “Severance” in this letter).

Tax Withholding:
All compensation, equity compensation, severance pay, relocation and other benefits provided under this letter are subject to all state, federal and local taxes, including ordinary compensation income and employment taxes, which are your responsibility. Such payments shall be subject to all applicable tax withholdings and such other deductions pursuant to our benefit plans, if applicable.

Relocation Payment:
Conditioned upon your relocation to New York prior to or shortly following the Commencement Date (the “Relocation”), and as an inducement for you to enter into this letter agreement, you will receive a one-time, lump-sum payment of $500,000 (the “Relocation Payment”), to be paid within twenty (20) days of January 1, 2018. You understand that this payment is intended to account for the cost of shipment of household goods; home-hunting expenses; home-finding services; temporary housing; losses on car sales; pet relocation; and miscellaneous relocation expenditures. For the avoidance of doubt, the Company’s relocation reimbursement policies and practices will not apply to you because this lump-sum payment will be made in lieu thereof and, except as set forth below, you will not be obligated to reimburse the Company in the event that your relocation expenses are less than the amount of such payment. You will be responsible for all taxes with respect to this payment.
Should you resign without Good Reason, or be terminated with Cause (as those terms are defined in Exhibit G), before the second anniversary of the Commencement Date:

	If you resign without Good Reason or are terminated With Cause before:	Then Tiffany will be entitled to recoup:
	First Anniversary of the Commencement Date	$175,000
	Second Anniversary of the Commencement Date	$125,000

Other Benefits:
You will be entitled to reimbursement or direct payment of the fees and expenses described below:

Tax Consultation: The Company will provide or reimburse income tax preparation assistance to you for the calendar year in which the Commencement Date occurs and the subsequent calendar year, in each case taking into account your dual U.S./Italy tax issues. Notwithstanding the foregoing, to the extent expenses incurred by Executive and described in this paragraph exceed in total $30,000, Tiffany and/or Parent shall not reimburse you for or bear such excess amounts, and you shall remain solely responsible for any amounts incurred in excess of $30,000.

Work Authorization: The Company will make the appropriate applications to obtain authorization for you to lawfully work for the Company in the United States (the “Work Authorization”) and for you and your eligible dependents to lawfully reside (as soon as practicable, as permanent residents) in the United States during your period of employment with the Company, and you will use your reasonable best efforts to cooperate with the Company in making and pursuing such applications. If, despite the Company’s and your reasonable best efforts to obtain the Work Authorization, such Work Authorization is not obtained by November 15, 2017 (or such later date as may be agreed between you and the Company) (as applicable, such date the “Offer Termination Date”) and the Commencement Date has not therefore occurred, then this offer shall be deemed to be withdrawn, and the Company shall pay you a one-time lump sum payment (the “Subject Payment”) in an amount equal to (i) twelve (12) months of base salary as set forth herein plus (ii) the Sign-On Bonus, payable no later than the 30th day following the Offer Termination Date. For the avoidance of doubt, (i) the Commencement Date may not occur until after the Work Authorization has been obtained and (ii) your right to receive the Subject Payment shall be your sole and exclusive remedy against Parent and the Company and their respective affiliates, employees, officers, directors, representatives and agents (collectively, the “Tiffany Parties”) for any costs, expenses, losses, damages or other amounts incurred or suffered by you as a result of the failure for the Commencement Date to occur due to the non-obtainment of the authorizations referred to above, and upon payment of the Subject Payment to you, the Tiffany Parties shall have no further obligations or liabilities owing to you in connection with this letter agreement, the potential employment contemplated hereby or any actions you may have taken in reliance thereon or in connection therewith.

Legal Review of Letter: The Company will pay for the reasonable fees and expenses you incur to engage U.S. counsel to review and finalize this letter, the Exhibits hereto and any related documents. Notwithstanding the foregoing, to the extent expenses incurred by Executive and described in this paragraph exceed in total $35,000, Tiffany and/or Parent shall not reimburse you for or bear such excess amounts, and you shall remain solely responsible for any amounts incurred in excess of $35,000.

Clawback Policy:
As an executive officer of Parent you will be subject to the Policy for Recovery of Incentive-based Compensation Erroneously Awarded to Executive Officers, in the form adopted by the Parent’s Board of Directors. The current version is attached as Exhibit I.

Benefits:
The Company offers a broad range of employee benefits for you and your eligible dependents. All such benefits are subject to the terms of the benefit plans and are available to employees generally. Health benefits currently include medical, dental, vision care and prescription drug benefits. Retirement benefits currently include a 401(k) plan with an employer match, a defined contribution retirement benefit and a defined contribution excess benefit (for earnings above statutory limits).

In addition to those programs you will be eligible to participate in a deferred compensation plan which provides tax deferred savings for additional retirement income.

You will be eligible to participate in these benefit programs subject to the terms under which all such benefits are provided to Tiffany’s regular full time employees, and this letter will not afford you additional rights. The terms of the applicable plan document, if any, will be controlling with respect to any of the benefits described in this letter, and all benefits described may be modified or discontinued without notice in the Company’s sole discretion.

Vacation and Personal Days:
You will be eligible for five weeks of vacation per Fiscal Year. Under our current program, you will accrue one-twelfth of your annual vacation at the end of each completed month of service (i.e., 2.08 days per month). You may take vacation in excess of the amount you have accrued so far in the year, and then offset the excess by future accruals. All vacation requests are subject to the reasonable business needs of the Company. For Fiscal 2017, you will be immediately entitled to one personal day upon the Commencement Date. Thereafter, you will be eligible for two personal days per Fiscal Year. Vacation will be accrued in accordance with the Company’s standard policies, as established and amended from time to time.

Life Insurance:	The Company currently provides life insurance benefits to executive officers with the following key features:
·Executive officers own whole life policies on their own lives;
·The death benefit is approximately three times the sum of (i) annual base salary and (ii) the target short-term incentive award during the period of employment;

·The Company pays the premium on such policies in an amount sufficient to accumulate a target cash value at age 65 that will allow the policy to remain in force after age 65 with benefits at the level of approximately two times the sum of (i) annual base salary and (ii) the target short-term incentive award at retirement;

·Premiums paid by the Company constitute taxable income to the executive officer; the Company does not pay additional amounts to offset the income tax attributable to the premiums so paid.

The life insurance policy is personal and is owned by the Executive; however, the premium payments described herein may be modified or discontinued without notice in the Company’s sole discretion, with the effect that the approximate benefit values described above may be less than as stated above.

Governing Law:	These terms and conditions shall be construed in accordance with the laws of New York without regard to conflicts of law principles.
Dispute Resolution:
As a condition of your employment, you will be required to agree to the Company’s Dispute Resolution Agreement, attached as Exhibit J, which will govern the resolution of any disputes regarding this letter.

Internal Revenue Code 409A:
You and the Company agree that this letter shall be interpreted to comply with or be exempt from Section 409A of the Internal Revenue Code and the regulations and guidance promulgated thereunder to the extent applicable (collectively “Code Section 409A”), and all provisions of this letter shall be construed in a manner consistent with the requirements for avoiding taxes or penalties under Code Section 409A. In no event whatsoever will the Company be liable for any additional tax, interest or penalties that may be imposed on you under Code Section 409A or any damages for failing to comply with Code Section 409A.

A termination of employment shall not be deemed to have occurred for purposes of any provision of this letter providing for the payment of any amounts or benefits considered “nonqualified deferred compensation” under Code Section 409A upon or following a termination of employment unless such termination is also a “separation from service” within the meaning of Code Section 409A and, for purposes of any such provision of this letter, references to a “termination,” “termination of employment” or like terms shall mean “separation from service.” If you are deemed on the date of termination to be a “specified employee” within the meaning of that term under Code Section 409A(a)(2)(B), then with regard to any payment or the provision of any benefit that is considered nonqualified deferred compensation under Code Section 409A payable on account of a “separation from service,” such payment or benefit shall be made or provided at the date which is the earlier of (i) the expiration of the six (6)-month period measured from the date of such “separation from service,” and (ii) the date of your death (the “Delay Period”). Upon the expiration of the Delay Period, all payments and benefits delayed pursuant to this Section 13.7(b) (whether they would have otherwise been payable in a single sum or in installments in the absence of such delay) shall be paid or reimbursed on the first business day following the expiration of the Delay Period to you in a lump sum with interest during the Delay Period at the prime rate, and any remaining payments and benefits due under this letter shall be paid or provided in accordance with the normal payment dates specified for them herein.

With regard to any provision herein that provides for reimbursement of costs and expenses or in-kind benefits, except as permitted by Code Section 409A, (i) the right to reimbursement or in-kind benefits shall not be subject to liquidation or exchange for another benefit, (ii) the amount of expenses eligible for reimbursement, or in-kind benefits, provided during any taxable year shall not affect the expenses eligible for reimbursement, or in-kind benefits, to be provided in any other taxable year, provided, that, this clause (ii) shall not be violated with regard to expenses reimbursed under any arrangement covered by Internal Revenue Code Section 105(b) solely because such expenses are subject to a limit related to the period the arrangement is in effect and (iii) such payments shall be made on or before the last day of your taxable year following the taxable year in which the expense occurred.

For purposes of Code Section 409A, your right to receive any installment payments pursuant to this letter shall be treated as a right to receive a series of separate and distinct payments. Whenever a payment under this letter specifies a payment period with reference to a number of days (for instance, “payment shall be made within thirty (30) days following the date of termination”), the actual date of payment within the specified period shall be within the sole discretion of the Company.

Indemnification Agreement:	Promptly following the Commencement Date, Parent will enter into an Indemnification Agreement with you in the form of Exhibit L.

Notices:
All notices, requests and other communications to any party under this letter agreement must be in writing and will be effective when given (i) by personal delivery or reliable overnight courier service to the address as set forth below (or at such other address for the party as shall have been previously specified in writing to the other party), or (ii) by email transmission to the email address set forth below (or at such other email address for the party as shall have been previously specified in writing to the other party) with confirmation of receipt:
If to you, to the address set forth above in this letter.
With a copy to:
Akerman LLP
666 Fifth Avenue, 20th Floor
New York, NY 10103
Attention: Lorenzo Borgogni
Email: lorenzo.borgogni@akerman.com

If to the Company or Parent, to:

Tiffany & Co.
200 Fifth Avenue
New York, NY 10007
Attention: General Counsel

Miscellaneous Provisions:
This letter agreement (and all exhibits hereto) sets forth our entire offer, superseding all prior oral and written offers. This letter agreement may not be modified or amended except by an instrument in writing signed by you and an authorized officer of the Company and Parent. No waiver of this letter agreement will be effective unless in writing and signed by the waiving party. Neither this letter nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either party hereto without the written consent of the other party and any attempt to assign without such consent will be void. In the event that any provision of this letter agreement, or the application of any such provision to any person or set of circumstances, shall be determined to be invalid, unlawful, void or unenforceable to any extent, the remainder of this letter agreement, and the application of such provision to persons or circumstances other than those as to which it is determined to be invalid, unlawful, void or unenforceable, shall not be impaired or otherwise affected and shall continue to be valid and enforceable to the fullest extent permitted by law. This letter agreement may be signed in counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. The delivery of this letter by facsimile or .pdf shall be sufficient to bind the parties hereto.

Alessandro, we look forward to welcoming you soon. Please sign below and return the letter to me to reflect your acceptance of our offer.
Sincerely,
/s/ Michael J. Kowalski
Michael J. Kowalski
Chief Executive Officer; Tiffany and Company
Chief Executive Officer and Chairman of the Board of Directors; Tiffany & Co.

Enclosures

/s/ Alessandro Bogliolo
Alessandro Bogliolo